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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       February 4, 2003

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: February 4, 2003

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for January 2003

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange

DATE      DETAILS

30.1.03      Directors' Interests (R Sergels' 'Thrift Plan' acquires shares).

24.1.03      Quest operation

24.1.03        ESOP operation

22.1.03      Directors Interests - ( S Lucas and W. Wybrew) - LTIS reinvestment of dividend (on receipt by                     trustee from NGT on 21 January)

21.1.03      Quest operation

9.1.03        Quest operation

6.1.03        National Grid Transco Awarded Contracts To Provide British Gas Metering Services

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements to the London Stock Exchange for January 2003

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

6 January 2003

NATIONAL GRID TRANSCO AWARDED CONTRACTS

TO PROVIDE BRITISH GAS METERING SERVICES

National Grid Transco has been awarded four contracts by British Gas to provide metering services for around 11 million domestic gas and electricity customers.

The newly formed unregulated metering company of National Grid Transco will carry out all planned installation work for both gas and electricity domestic meters, as well as meter maintenance. The contracts, for work previously carried out by Transco and the local electricity distribution companies, will provide improved standards of customer service with enhancements including longer operating hours and better customer information.

Starting in 2003 and running for five years, the contracts are for the British Gas areas covering Scotland, the North of England, the Midlands, all of Southern England including South London, and South Wales.

Edward Astle, Group Director for National Grid Transco, said: "We are very pleased to have won the tender. We look forward to delivering a first-class service to British Gas and its customers. Our aim is to build on this success and pursue other opportunities that may arise in the competitive metering market."

Mark Clare, Managing Director of British Gas, said: "This deal covers a major section of our customer base. We're delighted to once again be leading the way in improving customer service for domestic energy customers."

NOTES TO EDITORS

National Grid Transco's new unregulated metering company is a wholly-owned subsidiary, set up to enter the competitive metering market. It is managed and operated separately from the Group's Transco business.

Currently, all of Great Britain's approximately 20 million domestic gas meters are owned by Transco, which receives revenue regulated under its price control. All domestic electricity meters are currently owned by the regional electricity companies. In the competitive market, newly installed meters will be owned by the metering company which installs them, and the number of gas meters owned by Transco and the regional electricity companies will therefore decrease over time.

For further information please contact:

Media Relations

Gillian Home                                  + 44 (0) 20 7004 3150

Clive Hawkins                                + 44 (0) 20 7004 3147

Jim Willison                                    + 44 (0) 20 7004 3149

Investor Relations

Marcy Reed                                    + 44 (0) 20 7004 3170

Terry McCormick                           + 44 (0) 20 7004 3171

Louise Clamp                                + 44 (0) 20 7004 3172

National Grid Transco plc (NGT)

9 January 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

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Today, each of the following Executive Directors of NGT: E M Astle, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 10,101 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc (NGT)

21 January 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

-------------------------------------------------------------------------------------------------------

On Friday 17 January 2003, each of the following Executive Directors of NGT: E Astle, S Holliday, R Sergel and R Urwin, technically ceased to be interested in 15,647 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

22 January 2003

National Grid Transco plc (NGT)

Directors Interests

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Following the NGT interim dividend payment of 6.86p net per ordinary share; on 21 January 2002 the trustee of the Lattice Group Employees Share Trust reinvested funds received in respect of Shares held under the 1999 Long Term Incentive scheme awards for each of Steve Lucas and John Wybrew, at a market price of 436.04p per share, as follows:

Director	Existing LTIS Award	Additional shares from dividend Reinvestment	Revised LTIS total	Total NGT Share Interest after event
Steve Lucas	31,237	491	31,728	289,112
John Wybrew	114,380	1,799	116,179	452,147

24 January 2003

National Grid Transco plc (NGT)

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

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NGT yesterday received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R Sergel, and R Urwin) ceased to be technically interested in 14,598 NGT Ordinary shares on 22 January 2003, by virtue of the Trustee having transferred the shares to a participant.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc (NGT)

24 January 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

-------------------------------------------------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 12,213 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc (NGT)

30 January 2003

Notification of Directors' Interests

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The Trustee of the National Grid USA Incentive Thrift Plan (the 'Thrift Plan') has today notified NGT that:

Mr R P Sergel's interest in NGT shares in the Thrift Plan was increased by reinvestment of the January 2003 NGT interim dividend received, as follows:

9.33 Ordinary Share ADRs on 21 January 2003 at $34.36 per ADR.